LAW OFFICES

THOMPSON WELCH SOROKO & GILBERT LLP

450 PACIFIC AVENUE, SUITE 200

SAN FRANCISCO, CA 94133-4645

(415) 262-1200

FACSIMILE
(415) 262-1212

May 28, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	OncoCyte Corporation
Registration Statement on Form S-3

Ladies and Gentlemen:

This letter is being submitted in connection with the filing of a Registration Statement on Form S-3 by OncoCyte Corporation (the “Company”) to register for sale under the Securities Act of 1933, as amended, up to $240,000,000 in aggregate offering price of (a) shares of the common stock, no par value, of the Company (the “Common Stock”), (b) shares of the preferred stock, no par value, of the Company (the “Preferred Stock”), (c) warrants to purchase Common Stock or Preferred Stock (the “Warrants”), and (d) units comprised of one or more of the Common Stock, the Preferred Stock, or the Warrants in any combination (the “Units”). The Common Stock, Preferred Stock, Warrants, Units, and any shares of Common Stock or Preferred Stock included in Units or issuable upon exercise of Warrants or conversion of convertible Preferred Stock are collectively referred to as the “Company Securities”). The Company Securities may be offered for sale from time to time pursuant to prospectus supplements that will be filed with respect to each such offering.

Please direct any questions or comments to the undersigned at 415 298-2171 or by email to rsoroko@twsglaw.com with a copy to the Company’s Chief Financial Officer, Mitchell Levine, at mlevine@oncocyte.com.

Very truly yours,

/s/ Richard S. Soroko
Richard S. Soroko